Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 29, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Stephanie Hui

Re:	Burnham Investors Trust – Registration Nos. 002-17226/811-00994
Response to Examiner Comments on Post-Effective
Amendment No. 103

Dear Ms. Hui:

This letter responds to your comments on Post-Effective No. 103 (“PEA No. 103”) to the Registration Statement on Form N-1A of Burnham Investors Trust (the “Registrant”). PEA No. 103 was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, because of a change in control of the Registrant’s investment adviser.

1.	Comment: In the Fees and Expenses Table for each fund, please add “in effect at the time the fees were waived or reimbursed” to the end of the second sentence of each footnote that discusses the expense limitation agreement.

Response: Registrant will revise each prospectus as requested.

2.	Comment: For the Burnham Financial Services Fund and Burnham Financial Long/Short Fund, the applicable prospectuses state that each fund pursues its goal by investing at least 80% of its net assets (including borrowing, if any) in stocks of U.S. companies that are in the financial services sector. However, the prospectuses also state that each fund includes foreign financial services companies in its definition of companies that are in the financial services sector. Please revise the prospectus disclosure or modify the funds’ 80% policies as appropriate. If investment in foreign financial services companies is a part of a fund’s principal investment strategies, please add appropriate risk disclosure in the summary section of each prospectus.

Securities and Exchange Commission

April 29, 2015

Response: Registrant confirms that each fund’s 80% policy is correct as currently stated in each prospectus. Although each of the Burnham Financial Services Fund and Burnham Financial Long/Short Fund may invest in international securities, such investments are not part of either fund’s principal investment strategies. Therefore, Registrant will revise each prospectus to remove references to foreign financial service companies. Disclosure regarding investment in international securities, including investment in foreign financial service companies, will remain in the funds’ statement of additional information.

3.	Comment: In the Fees and Expenses Table for the Burnham Financial Long/Short Fund in the prospectus for Class A shares and Class C shares, footnote 3 includes the following sentence: “Net annual operating expenses” were 1.80% for Class A and 2.50% for Class C.” Please explain supplementally why this sentence is included.

Response: As noted in footnote 3, while short sale dividends and interest expenses on securities sold short are treated as expenses in connection with the calculation of the fund’s expense ratio, no cash is actually received or paid by the fund. Therefore, the sentence is included in footnote 3 in order to show the expense ratios excluding short sale dividends and interest expenses on securities sold short, which reflects the fund’s actual net annual operating expenses.

4.	Comment: In the Summary Section for the Burnham Financial Long/Short Fund in each prospectus, please revise the third full paragraph so that it is in plain English.

Response: Registrant will revise the third full paragraph as follows:

The fund is non-diversified and may invest a larger portion of its assets in the securities of a single company than diversified funds. Notwithstanding its non-diversified status, the fund intends to diversify its assets to the extent necessary to qualify for tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended.

5.	Comment: For the Burnham Energy Income and MLP Fund, in the sixth full paragraph in the section “Principal Investment Strategies”, please clarify that the fund may invest up to 25% of the net asset value of the fund.

Response: Registrant will revise each prospectus as requested.

Securities and Exchange Commission

April 29, 2015

6.	Comment: For the Burnham Energy Income and MLP Fund, in the sixth full paragraph in the section “Principal Investment Strategies,” please clarify what is meant by “net working interests.”

Response: Registrant will revise the sixth full paragraph as follows:

U.S. royalty trusts passively manage shares of equities in mature oil and gas producing companies in the United States. U.S. royalty trusts generally do not acquire new companies and have no employees or other operations. U.S. royalty trusts are generally not subject to U.S. federal corporate income taxation at the trust or entity level. Instead, each unitholder of the U.S. royalty trust is required to take into account its share of all items of the U.S. royalty trust’s income, gain, loss, deduction and expense. It is possible that the fund’s share of taxable income from a U.S. royalty trust may exceed the cash actually distributed to it from the U.S. royalty trust in a given year. In such a case, the fund will have less after-tax cash available for distribution to shareholders. As a result, the fund is limited to investing no more than 10% in U.S. royalty trusts.

7.	Comment: Under “Principal Risks” in the prospectuses for the Burnham Energy Income and MLP Fund, please add the disclosure on Covered Call Options Risk and Covered Put Options Risk currently included in the parallel section for the Burnham Financial Long/Short Fund.

Response: Registrant will revise each prospectus as requested.

8.	Comment: For the Burnham Energy Income and MLP Fund, please disclose that if the fund invests more that 25% of its net assets in MLPs, it could affect its status as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: Registrant will revise each prospectus as requested.

* * * * * *

Securities and Exchange Commission

April 29, 2015

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann

Jillian L. Bosmann